Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

BELVEDERE SOCAL

ARTICLE I

The name of this corporation is Belvedere SoCal.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The name and address in this state of this corporation’s initial agent for service of process is Alison Davis, Belvedere Capital Fund II L.P., 1 Maritime Plaza, Suite 825, San Francisco, California 94111.

ARTICLE IV

(a) The corporation is authorized to issue two classes of shares designated “Preferred Stock” and “Common Stock,” respectively. The number of shares of Preferred Stock authorized to be issued is 20,000,000 and the number of shares of Common Stock authorized to be issued is 20,000,000.

(b) The Preferred Stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

ARTICLE V

(a) The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

(b) The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through Bylaw provisions, agreements with agents, vote of the shareholders or disinterested directors or otherwise, to the fullest extent permissible under California law.

(c) Any amendment, repeal or modification of any provision of this Article V shall not adversely affect any right or protection to an agent of this corporation existing at the time of such amendment, repeal or modification.

ARTICLE VI

(a) The provisions of Sections 2.6, 2.10, 2.15, 3.1, 3.4, 3.5, 3.10, 4.1(a), 4.2, 9.1 and Article X of the corporation’s Bylaws may not be repealed, altered, amended or rescinded in any respect unless the same is approved by the affirmative vote of the holders of not less than 67% of the outstanding shares of Common Stock.

(b) The provisions in this Article may not be repealed, altered, amended or rescinded in any respect unless the same is approved by the affirmative vote of the holders of not less than 67 % of the outstanding shares of Common Stock.